1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 16, 2007

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 11/16/2007	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

Exhibit

Exhibit	Description
99.1	United Microelectronics Corporation (and Subsidiaries) Financial Statements With Report of Independent Accountants for the Nine-Month Periods Ended September 30, 2007 And 2006

Exhibit 99.1

United Microelectronics Corporation (and Subsidiaries) Financial Statements With Report of Independent Accountants for the Nine-Month Periods Ended September 30, 2007 And 2006

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2007 AND 2006

Address:	No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.
Telephone:	886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying balance sheets of United Microelectronics Corporation (“the Company”) as of September 30, 2007 and 2006, and the related statements of income and cash flows for the nine-month periods ended September 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review report based on our reviews. As described in Note 4(8) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of September 30, 2007 and 2006 of the investees, which were reviewed by other auditors. Our review insofar as it relates to the investment income amounting to NT$848 million and NT$797 million for the nine-month periods ended September 30, 2007 and 2006, respectively, and the related long-term investment balances of NT$6,099 million and NT$5,621 million as of September 30, 2007 and 2006, respectively, is based solely on the reports of the other auditors.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statement” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other auditors, we are not aware of any material modifications or adjustments that should have been made to the financial statements referred to above in order for them to be in conformity with the “Business Entity Accounting Act”, the “Regulation on Business Entity Accounting Handling”, the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2006, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” and No. 36, “Financial Instruments: Disclosure and Presentation”.

As described in Note 3 to the financial statements, effective from January 1, 2006, goodwill is no longer amortized.

October 26, 2007

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED BALANCE SHEETS

September 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

		As of September 30,
Assets	Notes	2007	2006
Current assets
Cash and cash equivalents	2, 4(1)	$76,787,162	$83,003,846
Financial assets at fair value through profit or loss, current	2, 3, 4(2)	5,770,280	8,688,759
Held-to-maturity financial assets, current	2, 3, 4(3)	—	978,240
Notes receivable		46,747	72,103
Accounts receivable, net	2, 4(4)	7,849,121	5,277,929
Accounts receivable—related parties, net	2, 5	9,305,762	9,123,037
Other receivables	2	666,242	556,047
Inventories, net	2, 4(5)	10,889,073	10,787,264
Prepaid expenses		920,809	690,356
Deferred income tax assets, current	2, 4(20)	1,137,674	1,931,193

Total current assets		113,372,870	121,108,774

Funds and investments
Available-for-sale financial assets, noncurrent	2, 3, 4(6), 4(11)	50,781,477	34,015,176
Financial assets measured at cost, noncurrent	2, 3, 4(7), 4(11)	2,321,538	2,265,728
Long-term investments accounted for under the equity method	2, 3, 4(8), 4(11)	40,849,073	37,719,756
Prepayment for long-term investments		81,244	—

Total funds and investments		94,033,332	74,000,660

Property, plant and equipment	2, 4(9), 7
Land		1,132,576	1,132,576
Buildings		17,073,478	16,311,528
Machinery and equipment		425,154,992	386,630,912
Transportation equipment		74,254	79,248
Furniture and fixtures		2,580,336	2,325,183

Total cost		446,015,636	406,479,447
Less : Accumulated depreciation		(319,892,779)	(284,607,533)
Add : Construction in progress and prepayments		7,296,294	17,444,020

Property, plant and equipment, net		133,419,151	139,315,934

Intangible assets
Goodwill	2, 3	3,745,122	3,745,122
Technological know-how	2	—	278,691

Total intangible assets		3,745,122	4,023,813

Other assets
Deferred charges	2	1,365,895	1,572,453
Deferred income tax assets, noncurrent	2, 4(20)	4,007,797	4,710,395
Other assets—others	2, 4(10), 6	1,914,898	1,945,703

Total other assets		7,288,590	8,228,551

Total assets		$351,859,065	$346,677,732

		As of September 30,
Liabilities and Stockholders’ Equity	Notes	2007	2006
Current liabilities
Financial liabilities at fair value through profit or loss, current	2, 3, 4(12)	$379,306	$1,187,095
Accounts payable		5,323,400	4,394,783
Income tax payable	2	645,100	1,589,000
Accrued expenses		7,240,866	6,528,993
Payable on equipment		2,832,686	8,902,134
Other payables	4(15)	53,910,992	—
Current portion of long-term liabilities	2, 4(13)	22,923,647	10,393,523
Other current liabilities		789,614	1,412,137

Total current liabilities		94,045,611	34,407,665

Long-term liabilities
Bonds payable	2, 4(13)	7,495,033	30,565,723

Total long-term liabilities		7,495,033	30,565,723

Other liabilities
Accrued pension liabilities	2, 4(14)	3,148,584	3,065,514
Deposits-in		13,543	16,632
Deferred credits—intercompany profits	2	3,579	3,579
Other liabilities—others	2	503,672	560,560

Total other liabilities		3,669,378	3,646,285

Total liabilities		105,210,022	68,619,673

Capital	2, 4(15), 4(16), 4(18)
Common stock		132,128,269	190,853,097
Capital collected in advance		—	9,035
Additional paid-in capital	2, 4(15)
Premiums		59,413,279	60,805,219
Change in equities of long-term investments		6,635,819	6,632,509
Retained earnings	4(15), 4(18)
Legal reserve		18,476,942	16,699,508
Special reserve		824,922	322,150
Unappropriated earnings		10,990,175	12,027,279
Adjusting items in stockholders’ equity	2, 4(6)
Cumulative translation adjustment		(822,697)	228,201
Unrealized gain or loss on financial instruments		35,871,422	19,875,725
Treasury stock	2, 4(8), 4(15), 4(17)	(16,869,088)	(29,394,664)

Total stockholders’ equity		246,649,043	278,058,059

Total liabilities and stockholders’ equity		$351,859,065	$346,677,732

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF INCOME

For the nine-month periods ended September 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the nine-month periods ended September 30,
	Notes	2007			2006
Operating revenues	2, 5
Sales revenues		$		77,597,690	$		76,634,926
Less: Sales returns and discounts				(597,939)			(843,772)

Net sales				76,999,751			75,791,154
Other operating revenues				2,150,727			2,195,672

Net operating revenues				79,150,478			77,986,826

Operating costs	4(19)
Cost of goods sold				(61,024,764)			(61,395,325)
Other operating costs				(1,268,370)			(1,400,045)

Operating costs				(62,293,134)			(62,795,370)

Gross profit				16,857,344			15,191,456
Unrealized intercompany profit	2			(106,726)			(71,416)
Realized intercompany profit	2			105,892			120,153

Gross profit-net				16,856,510			15,240,193

Operating expenses	2, 4(19)
Sales and marketing expenses				(2,303,782)			(2,055,704)
General and administrative expenses				(2,121,490)			(1,890,423)
Research and development expenses	2			(6,952,445)			(6,542,455)

Subtotal				(11,377,717)			(10,488,582)

Operating income				5,478,793			4,751,611

Non-operating income
Interest revenue				975,490			1,092,472
Investment gain accounted for under the equity method, net	2, 4(8)			2,720,853			1,403,134
Dividend income				2,089,647			842,222
Gain on disposal of property, plant and equipment	2			135,210			133,182
Gain on disposal of investments	2			7,694,679			22,729,700
Exchange gain, net	2, 10			33,435			182,188
Gain on valuation of financial liabilities	2			351			110,755
Other income				696,658			609,260

Subtotal				14,346,323			27,102,913

Non-operating expenses
Interest expense	2, 4(9)			(117,894)			(534,529)
Loss on disposal of property, plant and equipment	2			(74,293)			(31,400)
Loss on decline in market value and obsolescence of inventories	2			(62,311)			(426,296)
Financial expenses				(118,989)			(197,721)
Impairment loss	2, 4(11)			(246,144)			(21,807)
Loss on valuation of financial assets	2			(2,018,705)			(236,111)
Other losses				(43,225)			(50,845)

Subtotal				(2,681,561)			(1,498,709)

Income from continuing operations before income tax				17,143,555			30,355,815
Income tax expense	2, 4(20)			(1,540,845)			(2,237,071)

Net income from continuing operations				15,602,710			28,118,744
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $ 0)	3			—			(1,188,515)

Net income		$		15,602,710	$		26,930,229

		Pre-tax		Post-tax	Pre-tax		Post-tax
Earnings per share-basic (NTD)	2, 4(21)
Income from continuing operations			$1.03	$0.93		$1.67	$1.55
Cumulative effect of changes in accounting principles			—	—		(0.07)	(0.07)

Net income			$1.03	$0.93		$1.60	$1.48

Earnings per share-diluted (NTD)	2, 4(21)
Income from continuing operations			$0.99	$0.91		$1.62	$1.50
Cumulative effect of changes in accounting principles			—	—		(0.06)	(0.06)

Net income			$0.99	$0.91		$1.56	$1.44

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(21)
Net income		$		15,618,159	$		26,930,229

Earnings per share-basic (NTD)		$		0.93	$		1.48

Earnings per share-diluted (NTD)		$		0.91	$		1.43

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2007	2006
Cash flows from operating activities:
Net income	$15,602,710	$26,930,229
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,061,096	32,955,266
Amortization	1,020,200	1,335,126
Bad debt expenses (reversal)	(270)	21,773
Loss on decline in market value and obsolescence of inventories	62,311	426,296
Cash dividends received under the equity method	582,530	1,076,020
Investment gain accounted for under the equity method	(2,720,853)	(1,403,134)
Loss on valuation of financial assets and liabilities	2,018,354	1,313,871
Impairment loss	246,144	21,807
Gain on disposal of investments	(7,694,679)	(22,729,700)
Gain on disposal of property, plant and equipment	(60,917)	(101,782)
Exchange gain on financial assets and liabilities	(15,845)	(5,132)
Exchange loss on long-term liabilities	173,185	117,221
Amortization of bond discounts	46,593	71,856
Amortization of deferred income	(110,011)	(62,523)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss, current	539,042	(6,743,256)
Notes and accounts receivable	(4,839,889)	(2,096,025)
Other receivables	111,547	216,323
Inventories	(851,371)	(1,211,925)
Prepaid expenses	(277,510)	(265,613)
Deferred income tax assets	909,763	694,316
Accounts payable	1,308,758	276,749
Accrued expenses	(330,768)	442,495
Other current liabilities	50,569	342,067
Capacity deposits	(755,832)	5,000
Accrued pension liabilities	61,809	61,736
Other liabilities—others	98,254	35,641

Net cash provided by operating activities	32,234,920	31,724,702

Cash flows from investing activities:
Acquisition of available-for-sale financial assets	(365,918)	(296,823)
Proceeds from disposal of available-for-sale financial assets	3,231,877	11,134,765
Acquisition of financial assets measured at cost	(119,875)	—
Proceeds from disposal of financial assets measured at cost	400	31,188
Acquisition of long-term investments accounted for under the equity method	(494,598)	(5,687,363)
Proceeds from disposal of long-term investments accounted for under the equity method	965,655	7,801,029
Proceeds from expiration of held-to-maturity financial assets	976,000	—
Prepayment for long-term investments	(81,244)	—
Proceeds from liquidation of long-term investments	45,505	—
Acquisition of property, plant and equipment	(25,372,210)	(18,718,724)
Proceeds from disposal of property, plant and equipment	239,146	237,966
Increase in deferred charges	(885,589)	(860,846)
Decrease in other assets—others	34,622	71,842

Net cash used in investing activities	(21,826,229)	(6,286,966)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2007	2006
(continued)

Cash flows from financing activities:
Redemption of bonds	$(2,259,992)	$(5,250,000)
Cash dividends	(12,461,529)	(7,155,864)
Payment of employee bonus	(2,324,120)	(305,636)
Remuneration paid to directors and supervisors	(15,494)	(6,324)
Exercise of employee stock options	187,493	999,128
Purchase of treasury stock	—	(27,286,340)
Decrease in deposits-in	(903)	(4,197)

Net cash used in financing activities	(16,874,545)	(39,009,233)

Effect of exchange rate changes on cash and cash equivalents	(141,786)	(21,280)

Decrease in cash and cash equivalents	(6,607,640)	(13,592,777)
Cash and cash equivalents at beginning of period	83,394,802	96,596,623

Cash and cash equivalents at end of period	$76,787,162	$83,003,846

Supplemental disclosures of cash flow information:
Cash paid for interest	$502,693	$777,632

Cash paid (refunded) for income tax	$1,907,088	$(1,080)

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$18,103,129	$22,342,995
Add: Payable at beginning of period	10,101,767	5,277,863
Less: Payable at end of period	(2,832,686)	(8,902,134)

Cash paid for acquiring property, plant and equipment	$25,372,210	$18,718,724

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$3,285,254	$69,621
Book value of available-for-sale financial assets delivered for exchange	(895,055)	(20,242)
Elimination of related balance sheet accounts	392,118	15,302

Recognition of gain on disposal of investments	$2,782,317	$64,681

Cash paid for capital reduction:
Payment of the cash distribution pursuant to the capital reduction	$53,910,992	$—
Less: Payable at end of period	(53,910,992)	—

Cash paid for capital reduction	$—	$—

The accompanying notes are an integral part of the financial statements.

UNITED MICROELECTRONICS CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

September 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of September 30, 2007 and 2006 were 13,786 and 12,553, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Business Entity Accounting Act”, “Regulation on Business Entity Accounting Handling”, “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the statements of income. Translation gains or losses from investments in foreign entities are recognized as cumulative translation adjustment in stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of the Company’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts and average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Assets and Financial Liabilities

In accordance with ROC Statement of Financial Accounting Standard (SFAS) No. 34, “Financial Instruments: Recognition and Measurement” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchasing or selling the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.	Financial assets and financial liabilities at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the statements of income. Stock of listed companies, convertible bonds, and close-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists. However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss. The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to stockholders’ equity will be recorded in the statement of income.

The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the current period’s statement of income if the security recovers and the Company concludes the recovery is clearly related to improvements in the factors or events that originally caused the impairment.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value or obsolescence is provided, when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is no longer to be amortized.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at end of period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

The total value of an investment and related receivables cannot be negative. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to other liabilities—others on the balance sheet.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. When property, plant and equipment are disposed, their original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets less salvage value, if any. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years; furniture and fixtures – 5 years.

Intangible Assets

Effective January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

An impairment loss will be recognized when the decreases in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees—select the shorter term of contract or estimated economic life of the related technology; and software—3 years.

Prior to December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as the adjustment of interest expenses.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement”, effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds shall be bifurcated and accounted as financial liabilities at fair value through profit or loss.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited in the committee’s name in the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for the Company’s pension liability is computed in accordance with ROC SFAS No. 18. Net pension costs of the defined benefit plan are recorded based on an actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration by the actuary. The Company recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company uses intrinsic value method to recognize compensation cost for its employee stock options issued since January 1, 2004. Under the intrinsic value method, the Company recognizes the difference between the market price of the stock on date of grant and the exercise price of its employee stock option as compensation cost. The Company also discloses pro forma net income and earnings per share under the fair value method for options granted since January 1, 2004.

Treasury Stock

The Company adopted ROC SFAS No. 30, “Accounting for Treasury Stocks” which requires that treasury stock held by the Company to be accounted for under the cost method. The cost of treasury stock is shown as a deduction to stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital - treasury stock transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated taking into consideration customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development expenditures are charged to expenses as incurred.

Capital Expenditure versus Operating Expenditure

An expenditure is capitalized when it is probable that the Company will receive future economic benefits associated with the expenditure. Otherwise, the expenditure is expensed as incurred.

Income Tax

The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected reversal date of the temporary difference.

According to the ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to ROC SFAS No. 24, “Earnings Per Share”. Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to ROC SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result having no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating loss and income, respectively.

3.	ACCOUNTING CHANGE

Goodwill

The Company adopted the amendments to ROC SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements,” SFAS No. 5, “Long-Term Investments in Equity Securities,” and SFAS No. 25, “Business Combinations—Accounting Treatment under Purchase Method,” all of which have discontinued the amortization of goodwill effective on January 1, 2006. As a result of adopting the revised SFAS No. 1, revised SFAS No. 5 and revised SFAS No. 25 on January 1, 2006, the Company’s total assets as of September 30, 2006 are NT$644 million higher than if it had continued to account for goodwill under the prior year’s requirements. The net income and earnings per share for the nine-month period ended September 30, 2006, are NT$644 million and NT$0.04 higher, respectively, than if the Company had continued to account for goodwill under the prior year’s requirements.

Financial Instruments

(1)	The Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” and SFAS No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments effective January 1, 2006.

(2)	The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$23,648 million, NT$1,326 million, and NT$22,322 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million deducted from net income, thereby reducing earnings per share by NT$0.07 for the nine-month period ended September 30, 2006.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of September 30,
	2007	2006
Cash:
Cash on hand	$1,913	$1,912
Checking and savings accounts	49,937,037	1,655,011
Time deposits	16,936,040	72,273,801

Subtotal	66,874,990	73,930,724

Cash equivalents:	9,912,172	9,073,122

Total	$76,787,162	$83,003,846

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of September 30,
	2007	2006
Held for trading
Listed stocks	$5,659,080	$8,232,992
Convertible bonds	111,200	400,584
Open-end funds	—	55,183

Total	$5,770,280	$8,688,759

During the nine-month periods ended September 30, 2007 and 2006, net losses arising from the changes in fair value of financial assets at fair value through profit or loss, current, were NT$1,999 million and NT$226 million, respectively.

(3)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of September 30,
	2007	2006
Credit-linked deposits and repackage bonds	$—	$978,240

(4)	ACCOUNTS RECEIVABLE, NET

	As of September 30,
	2007	2006
Accounts receivable	$8,016,957	$5,570,239
Less: Allowance for sales returns and discounts	(167,836)	(230,725)
Less: Allowance for doubtful accounts	—	(61,585)

Net	$7,849,121	$5,277,929

(5)	INVENTORIES, NET

	As of September 30,
	2007	2006
Raw materials	$984,389	$1,245,632
Supplies and spare parts	1,909,176	1,693,410
Work in process	8,174,611	7,733,348
Finished goods	573,075	731,037

Total	11,641,251	11,403,427
Less: Allowance for loss on decline in market value and obsolescence	(752,178)	(616,163)

Net	$10,889,073	$10,787,264

Inventories were not pledged.

(6)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of September 30,
	2007	2006
Common stock	$50,619,690	$34,015,176
Funds	161,787	—

Total	$50,781,477	$34,015,176

During the nine-month periods ended September 30, 2007 and 2006, the total unrealized gain adjustments to stockholders’ equity due to changes in fair value of available-for-sale assets were NT$14,244 million and NT$7,634 million, respectively.

Additionally, the Company recognized gains of NT$5,957 million and NT$9,374 million due to the disposal of available-for-sale assets during the nine-month periods ended September 30, 2007 and 2006, respectively.

(7)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of September 30,
	2007	2006
Common stock	$1,495,556	$1,458,246
Preferred stock	467,645	300,000
Funds	358,337	507,482

Total	$2,321,538	$2,265,728

(8)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of September 30,
	2007		2006
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
UMC JAPAN	$6,044,752	50.09	$6,090,751	50.09
HOLTEK SEMICONDUCTOR INC. (HOLTEK) (Note A)	—	—	819,670	24.48
ITE TECH. INC. (Note B)	—	—	333,566	22.00
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	—	—	4,556,547	20.09

Subtotal	6,044,752		11,800,534

Unlisted companies
UMC GROUP (USA)	1,078,653	100.00	910,626	100.00
UNITED MICROELECTRONICS (EUROPE) B.V.	309,875	100.00	287,065	100.00
UMC CAPITAL CORP.	3,909,319	100.00	2,181,505	100.00
UNITED MICROELECTRONICS CORP. (SAMOA)	3,513	100.00	10,442	100.00
UMCI LTD.	96	100.00	91	100.00
TLC CAPITAL CO., LTD.	9,231,569	100.00	6,334,183	100.00
FORTUNE VENTURE CAPITAL CORP. (Note D)	10,758,238	99.99	8,014,345	99.99
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note E)	202,925	85.24	219,537	86.72
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note F)	127,379	49.99	280,145	49.99
MTIC HOLDINGS PTE LTD.	79,330	49.94	—	—
MEGA MISSION LIMITED PARTNERSHIP	2,601,300	45.00	2,332,509	45.00
UNITECH CAPITAL INC.	1,177,242	42.00	836,129	42.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note G)	4,921,899	36.49	4,144,049	36.49
NEXPOWER TECHNOLOGY CORP.	307,050	35.46	—	—
XGI TECHNOLOGY INC. (Note H)	45,814	16.44	61,576	16.50
AMIC TECHNOLOGY CORP. (Note H)	50,119	11.55	58,092	11.86
THINTEK OPTRONICS CORP. (THINTEK) (Note E)	—	—	4,152	27.82
HIGHLINK TECHNOLOGY CORP. (HIGHLINK) (Notes H, I)	—	—	244,776	18.99

Subtotal	34,804,321		25,919,222

Total	$40,849,073		$37,719,756

Note A:	As the Company did not have significant influence after decreasing its percentage of ownership in HOLTEK in September 2007, the investee was classified as available-for-sale financial asset.

Note B:	As the Company did not have significant influence after decreasing its percentage of ownership in ITE TECH in August 2007, the investee was classified as available-for-sale financial asset.

Note C:	As the Company did not have significant influence after decreasing its percentage of ownership in UNIMICRON in November 2006, the investee was classified as available-for-sale financial asset.

Note D:	As of September 30, 2007 and 2006, the costs of investment were NT$10,878 million and NT$8,186 million, respectively. After deducting the Company’s stock held by the subsidiary (treated as treasury stock by the Company) of NT$120 million and NT$172 million, respectively, the residual book values totalled NT$10,758 million and NT$8,014 million as of September 30, 2007 and 2006, respectively.

Note E:	THINTEK was merged into UMO on October 1, 2006. The exchange ratio was 2.31 to 1.

Note F:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through decision at its shareholders’ meeting. The liquidation has not been completed as of September 30, 2007.

Note G:	As of January 27, 2006, the Company sold 58.5 million shares of HSUN CHIEH. The company’s ownership percentage decreased from 99.97% to 36.49%. As HSUN CHIEH ceased to be a subsidiary, the Company’s stock held by HSUN CHIEH was reclassified from treasury stock to long-term investments accounted for under the equity method. The reclassification increased long-term investments accounted for under the equity method and stockholders’ equity by NT$10,881 million.

Note H:	The equity method was applied for investees, in which the total ownership held by the Company and its subsidiaries is over 20%.

Note I:	As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (accounted for as a noncurrent available-for-sale financial asset) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as a noncurrent available-for-sale financial asset after the merger). During the transaction, 5.5 shares of the HIGHLINK and 3.08 shares of the EPITECH were exchanged for 1 share of EPISTAR CORP.

b.	Total gains arising from investments accounted for under the equity method, based on the reviewed financial statements of the investees, were NT$2,721 million and NT$1,403 million for the nine-month periods ended September 30, 2007 and 2006, respectively. Investment income amounting to NT$848 million and NT$797 million for the nine-month periods ended September 30, 2007 and 2006, respectively, and the related long-term investment balances of NT$6,099 million and NT$5,621 million as of September 30, 2007 and 2006, respectively, were determined based on the investees’ financial statements reviewed by other auditors.

c.	The long-term equity investments were not pledged.

(9)	PROPERTY, PLANT AND EQUIPMENT

	As of September 30, 2007
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	17,073,478	(5,958,241)	11,115,237
Machinery and equipment	425,154,992	(311,856,519)	113,298,473
Transportation equipment	74,254	(59,587)	14,667
Furniture and fixtures	2,580,336	(2,018,432)	561,904
Construction in progress and prepayments	7,296,294	—	7,296,294

Total	$453,311,930	$(319,892,779)	$133,419,151

	As of September 30, 2006
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	16,311,528	(5,217,832)	11,093,696
Machinery and equipment	386,630,912	(277,616,456)	109,014,456
Transportation equipment	79,248	(56,856)	22,392
Furniture and fixtures	2,325,183	(1,716,389)	608,794
Construction in progress and prepayments	17,444,020	—	17,444,020

Total	$423,923,467	$(284,607,533)	$139,315,934

a.	Total interest expense before capitalization amounted to NT$195 million and NT$535 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Details of capitalized interest are as follows:

	For the nine-month periods ended September 30,
	2007	2006
Machinery and equipment	$76,240	$—
Other property, plant and equipment	1,258	—

Total interest capitalized	$77,498	$—

Interest rates applied	0.67%~0.92%	—

b.	The property, plant, and equipment were not pledged.

(10)	OTHER ASSETS-OTHERS

	As of September 30,
	2007	2006
Leased assets	$1,213,639	$1,344,464
Deposits-out	641,943	542,121
Others	59,316	59,118

Total	$1,914,898	$1,945,703

Please refer to Note 6 for deposits-out pledged as collateral.

(11)	IMPAIRMENT LOSS

	For the nine-month periods ended September 30,
	2007	2006
Available for sale financial assets, noncurrent	$162,481	$—
Financial assets measured at cost, noncurrent	83,663	—
Long-term investments accounted for under the equity method	—	21,807

Total	$246,144	$21,807

(12)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of September 30,
	2007	2006
Interest rate swaps	$379,306	$610,545
Derivatives embedded in exchangeable bonds	—	576,550

Total	$379,306	$1,187,095

During the nine-month periods ended September 30, 2007 and 2006, net gains arising from the changes in fair value of financial liabilities at fair value through profit or loss, current were NT$386 million and NT$105 million, respectively.

(13)	BONDS PAYABLE

	As of September 30,
	2007	2006
Unsecured domestic bonds payable	$18,000,000	$25,250,000
Convertible bonds payable	12,441,268	12,635,782
Exchangeable bonds payable	—	3,170,872
Less: discounts on bonds payable	(22,588)	(97,408)

Total	30,418,680	40,959,246
Less: Current portion	(22,923,647)	(10,393,523)

Net	$7,495,033	$30,565,723

a.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are due starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

b.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest was paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. On October 15, 2006 and 2004, the five-year bonds and the three-year bonds were fully repaid, respectively.

c.	On May 10, 2002, the Company issued zero coupon exchangeable bonds listed on the EuroMTF Market of the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optronics Corp. (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$ 1.00.

ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C. tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying Securities: ADSs or common shares of AUO.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of September 30, 2007 and 2006, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$235 million and US$139 million into AUO shares, respectively. Gains arising from the exercise of exchange rights during the nine-month periods ended September 30, 2007 and 2006 amounted NT$2,782 million and NT$65 million, respectively, and were recognized as gain on disposal of investment.

(f)	Redemption at maturity date

At the maturity date of May 10, 2007, the Company had redeemed the bonds at 100% of the unpaid principal amount of US$0.3 million outstanding.

d.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

e.	On October 5, 2005, the Company issued zero coupon convertible bonds on the LSE.

The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i.	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii.	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the NYSE or the TSE, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a significant change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i.	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii.	Conversion Price and Adjustment: The conversion price is US$3.558 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

f.	Repayments of the above-mentioned bonds in the future years are as follows:

Bonds repayable in	Amount
2007	$—
2008	22,941,268
2009	—
2010	7,500,000
2011 and thereafter	—

Total	$30,441,268

(14)	PENSION FUND

a.	The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and totaled of NT$290 million and NT$273 million were contributed by the Company for the nine-month periods ended September 30, 2007 and 2006, respectively. Pension benefits for employees of the Branch are provided in accordance with the local regulations and during the nine-month periods ended September 30, 2007 and 2006, the Company has made contributions of NT$88 million and NT$71 million, respectively.

b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Pension costs amounting to NT$141 million and NT$143 million were recognized for the nine-month periods ended September 30, 2007 and 2006, respectively. The corresponding balances of the pension fund were NT$1,253 million and NT$1,162 million as of September 30, 2007 and 2006, respectively.

(15)	CAPITAL STOCK

a.	The Company had 26,000 million common shares authorized to be issued, and 19,085 million shares were issued as of September 30, 2006, each at a par value of NT$10.

b.	The Company has issued a total of 284 million ADSs, which were traded on the NYSE as of September 30, 2006. The total number of common shares of the Company represented by all issued ADSs was 1,420 million shares as of September 30, 2006. One ADS represents five common shares.

c.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 63 million shares were exercised during the nine-month period ended September 30, 2006. The issuance process through the authority had been completed.

d.	On May 22, 2006, the Company cancelled 1,000 million shares of treasury stocks, which were bought back during the period from February 16, 2006 to April 11, 2006 for retention of the Company’s creditability and stockholders’ interests.

e.	As recommended by the board of directors, and approved by the shareholders on the meeting held on June 12, 2006, the Company issued 225 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was additional paid-in capital. The issuance process through the authority had been completed.

f.	The Company had 26,000 million common shares authorized to be issued, and 13,213 million shares was issued as of September 30, 2007, each at a par value of NT$10.

g.	As of September 30, 2007, the Company had a total of 220 million ADSs traded on the NYSE after accounting for the capital reduction transaction. The total number of common shares of the Company represented by all issued ADSs was 1,098 million shares as of September 30, 2007. One ADS represents five common shares.

h.	Among the employee stock options issued by the Company on October 7, 2002, January 3, 2003 and October 13, 2004, 12 million shares were exercised during the nine-month period ended September 30, 2007. The issuance process through the authority had been completed.

i.	As resolved during the shareholders’ meeting on June 11, 2007, the Company carried out a capital reduction of NT$57,394 million, which represented approximately 5,739 million shares or 30% of its outstanding shares, for the purpose of increasing shareholders’ return on equity and reducing idle funds. The capital reduction is comprised of NT$53,911 million of cash distributions, which are currently accounted for as other payables, and the proportionate cancellation of 348 million shares of treasury stock. The effective date of capital reduction was August 7, 2007 and the transaction was submitted and approved by the competent authority.

j.	On July 17, 2007, the Company cancelled 192 million shares of treasury stock, which were repurchased during the period from May 10, 2004 to May 21, 2004 for transferring to employees.

(16)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercisable number of options (Note)	Exercise price (NTD) (Note)
October 7, 2002	939,000	531,986	370,883	$22.52
January 3, 2003	61,000	44,411	30,962	$25.39
November 26, 2003	57,330	44,380	30,940	$35.43
March 23, 2004	33,330	21,300	14,850	$32.85
July 1, 2004	56,590	43,323	30,203	$29.69
October 13, 2004	20,200	12,077	8,420	$25.53
April 29, 2005	23,460	16,900	11,782	$23.52
August 16, 2005	54,350	37,470	26,123	$30.98
September 29, 2005	51,990	43,724	30,483	$28.27
January 4, 2006	39,290	26,580	18,531	$24.36
May 22, 2006	42,058	33,980	23,690	$26.48
August 24, 2006	28,140	22,770	15,874	$25.32
Total	1,406,738	878,901	612,741

Note:	If there is any change in the equity structure of the Company, the exercise price and exercise rate for each issued stock option plan will be adjusted in accordance with “The Rule of Issuing and Exercising Stock Option Plans”.

a.	A summary of the Company’s stock option plans, and related information for the nine-month periods ended September 30, 2007 and 2006, are as follows:

	For the nine-month periods ended September 30,
	2007		2006
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of period	913,958	$25.0	975,320	$24.7
Granted	—	$—	109,488	$25.4
Exercised	(11,918)	$22.6	(62,973)	$22.5
Forfeited	(23,139)	$27.8	(46,130)	$26.6

Outstanding at end of period	878,901	$24.9	975,705	$24.9

Exercisable at end of period	713,522	$24.3	507,441	$23.9

Weighted-average fair value of options granted during the period (NTD)	$—		$5.7

b.	The information of the Company’s outstanding stock options as of September 30, 2007, is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$22.5~$25.4	576,397	1.04	$22.7	576,133	$22.7
2003.10.08	$29.7~$35.4	109,003	2.45	$32.6	83,043	$32.7
2004.09.30	$23.5~$31.0	110,171	3.78	$28.2	54,346	$28.2
2005.12.22	$24.4~$26.5	83,330	4.59	$25.5	—	$—

		878,901	1.89	$24.9	713,522	$24.3

c.	The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the nine-month periods ended September 30, 2007 and 2006 are NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the nine-month period ended September 30, 2007
	Basic earnings per share	Diluted earnings per share
Net Income	$15,602,710	$15,628,193
Earnings per share (NTD)	$0.93	$0.91
Pro forma net income	$15,319,413	$15,344,896
Pro forma earnings per share (NTD)	$0.92	$0.89

	For the nine-month period ended September 30, 2006
	Basic earnings per share	Diluted earnings per share
Net Income	$26,930,229	$27,027,225
Earnings per share (NTD)	$1.48	$1.44
Pro forma net income	$26,617,994	$26,714,990
Pro forma earnings per share (NTD)	$1.47	$1.42

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the nine-month periods ended September 30, 2006: expected dividend yields of 1.37%; volatility factors of the expected market price of the Company’s common stock of 38.41%; risk-free interest rate of 2.07%; and a weighted-average expected life of the options of 4~5 years.

(17)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the nine-month periods ended September 30, 2007 and 2006. Details of the treasury stock transactions are as follows:

For the nine-month period ended September 30, 2007

(In thousands of shares)

Purpose	As of January 1, 2007	Increase	Decrease	As of September 30, 2007
For transfer to employees	842,067	—	388,909	453,158
For conversion of the convertible bonds into shares	500,000	—	151,417	348,583

Total shares	1,342,067	—	540,326	801,741

For the nine-month period ended September 30, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of September 30, 2006
For transfer to employees	442,067	400,000	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000
For retainment of the Company’s creditability and stockholders’ interests	—	1,000,000	1,000,000	—

Total shares	942,067	1,400,000	1,000,000	1,342,067

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the Company’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that the Company could hold as of September 30, 2007 and 2006, was 1,321 million shares and 1,909 million shares, while the ceiling amount was NT$88,880 million and NT$89,532 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.	As of September 30, 2007, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 15 million shares of the Company’s stock, with a book value of NT$19.20 per share. The closing price on September 30, 2007 was NT$19.20.

As of September 30, 2006, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of the Company’s stock, with a book value of NT$18.55 per share. The closing price on September 30, 2006 was NT$18.55.

(18)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The distributions of retained earnings for the years 2006 and 2005 were approved through the shareholders’ meetings held on June 11, 2007 and June 12, 2006, respectively. The details of distribution are as follows:

	2006	2005
Cash Dividend	$0.70 per share	$0.40 per share
Stock Dividend	—	$0.05 per share
Employees’ bonus – Cash Dividend (NTD thousands)	2,324,120	305,636
Employees’ bonus – Stock Dividend (NTD thousands)	—	458,455
Directors’ and Supervisors’ remuneration (NTD thousands)	15,494	6,324

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ additional paid-in capital—excess from the merger in proportion to the ownership percentage, then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	If the Company and its investees transfer a portion of the additional paid-in capital to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No. 101801-1 of the SFC.

c.	In accordance with the explanatory letter No. 170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at period-end is lower than the book value, a special reserve shall be provided in the Company’s accounts in proportion to its ownership percentage.

For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.

(19)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the nine-month periods ended September 30,
	2007			2006
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$7,152,272	$2,251,634	$9,403,906	$5,635,959	$1,727,784	$7,363,743
Labor and health insurance	335,047	97,291	432,338	325,042	91,151	416,193
Pension	397,524	121,568	519,092	370,636	116,035	486,671
Other personnel expenses	75,163	24,041	99,204	64,660	18,246	82,906
Depreciation	25,521,768	1,532,081	27,053,849	31,331,318	1,613,511	32,944,829
Amortization	47,383	972,817	1,020,200	146,582	1,188,544	1,335,126

(20)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the nine-month periods ended September 30,
	2007	2006
Income tax on pre-tax income at statutory tax rate	$5,092,692	$7,484,757
Permanent differences	(4,206,070)	(6,147,392)
Change in investment tax credit	1,770,172	(725,688)
Change in valuation allowance	(1,747,031)	82,639
Income basic tax	631,082	1,541,809
Income tax on interest revenue separately taxed	—	946

Income tax expense	$1,540,845	$2,237,071

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of September 30,
	2007		2006
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$13,094,786		$14,334,733
Loss carry-forward	$350,751	87,688	$6,340,664	1,585,166
Pension	3,143,608	785,902	3,062,898	765,725
Allowance on sales returns and discounts	415,209	103,802	1,010,345	252,586
Allowance for loss on obsolescence of inventories	712,281	178,070	497,836	124,459
Unrealized exchange loss	134,906	33,726	—	—
Others	749,051	187,263	776,107	194,027

Total deferred income tax assets		14,471,237		17,256,696
Valuation allowance		(7,364,082)		(8,758,000)

Net deferred income tax assets		7,107,155		8,498,696

Deferred income tax liabilities
Unrealized exchange gain	—	—	(99,055)	(24,764)
Depreciation	(5,806,935)	(1,451,734)	(5,287,895)	(1,321,974)
Others	(2,039,801)	(509,950)	(2,041,481)	(510,370)

Total deferred income tax liabilities		(1,961,684)		(1,857,108)

Total net deferred income tax assets		$5,145,471		$6,641,588

	As of September 30,
	2007		2006
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets – current		$5,902,906		$5,650,534
Deferred income tax liabilities – current		(204,373)		(230,262)
Valuation allowance		(4,560,859)		(3,489,079)

Net		1,137,674		1,931,193

Deferred income tax assets – non-current		8,568,331		11,606,162
Deferred income tax liabilities – non-current		(1,757,311)		(1,626,846)
Valuation allowance		(2,803,223)		(5,268,921)

Net		4,007,797		4,710,395

Total net deferred income tax assets		$5,145,471		$6,641,588

c.	The Company’s income tax returns for all the fiscal years up to 2004 have been assessed and approved by the R.O.C. Tax Authority.

d.	The Company was granted several four (five) -year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption periods attributable to the expansions in 2002 and 2003 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2012.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of September 30, 2007, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2007	$1,611,784	$695,101
2008	6,363,061	6,363,061
2009	2,549,487	2,549,487
2010	1,633,049	1,633,049
2011	1,854,088	1,854,088

Total	$14,011,469	$13,094,786

f.	Under the rules of the Income Tax Law of the R.O.C., net loss can be carried forward for 5 years. As of September 30, 2007, the unutilized accumulated loss was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2007	$3,773,826	$309,543
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$3,815,034	$350,751

g.	The balances of the Company’s imputation credit amounts as of September 30, 2007 and 2006 were NT$168 million and NT$95 million, respectively. The expected creditable ratio for 2006 and actual creditable ratio for 2005 were 11.92% and 0%, respectively.

h.	The Company’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(21)	EARNINGS PER SHARE

a.	The Company’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, under the consideration of such complex structure, the calculated basic and diluted earnings per share for the nine-month periods ended September 30, 2007 and 2006, are disclosed as follows:

	For the nine-month period ended September 30, 2007
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$17,143,555	$15,602,710	16,713,581	$1.03	$0.93
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$17,143,555	$15,602,710		$1.03	$0.93

Effect of dilution
Employee stock options	$—	$—	15,705
Convertible bonds payable	33,978	25,483	535,975
Earning per share-diluted:
Income from continuing operations	$17,177,533	$15,628,193	17,265,261	$0.99	$0.91
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$17,177,533	$15,628,193		$0.99	$0.91

	For the nine-month period ended September 30, 2006
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$30,355,815	$28,118,744	18,159,112	$1.67	$1.55
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.07)	(0.07)

Net income	$29,167,300	$26,930,229		$1.60	$1.48

Effect of dilution
Employee stock options	$—	$—	123,162
Convertible bonds payable	129,328	96,996	516,382
Earning per share-diluted:
Income from continuing operations	$30,485,143	$28,215,740	18,798,656	$1.62	$1.50
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$29,296,628	$27,027,225		$1.56	$1.44

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

	For the nine-month period ended September 30, 2007
(shares expressed in thousands)	Basic	Diluted
Net income	$15,618,159	$15,643,642

Weighted-average of shares outstanding:
Beginning balance	17,789,126	17,789,126
Capital reduction of 5,739 million shares	(1,066,372)	(1,066,372)
Exercise of employee stock options from January 1 to September 30, 2007	11,574	11,574
Dilutive shares of employee stock options accounted for under treasury stock method	—	15,705
Dilutive shares of convertible bonds accounted for under if-converted method	—	535,975

Ending balance	16,734,328	17,286,008

Earnings per share
Net income (NTD)	$0.93	$0.91

	For the nine month period ended September 30, 2006
(shares expressed in thousands)	Basic	Diluted
Net income	$26,930,229	$27,027,225

Weighted-average of shares outstanding:
Beginning balance	18,852,636	18,852,636
Increase in capital through 2006 retained earnings and capital reserve at proportion of 1.3%	242,215	242,215
Purchase of 1,400,000 thousand shares of treasury stock from January 1 to September 30, 2006	(892,378)	(892,378)
Exercise of employee stock options from January 1 to September 30, 2006	38,839	38,839
Dilutive shares of employee stock options accounted for under treasury stock method	—	123,162
Dilutive shares of convertible bonds accounted for under if-converted method	—	516,382

Ending balance	18,241,312	18,880,856

Earnings per share
Net income (NTD)	$1.48	$1.43

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC GROUP (USA) (UMC-USA)	Equity Investee

UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Equity Investee

UMC CAPITAL CORP.	Equity Investee

UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee

UMCI LTD.	Equity Investee

UMC JAPAN (UMCJ)	Equity Investee

UNITECH CAPITAL INC.	Equity Investee

MEGA MISSION LIMITED PARTNERSHIP	Equity Investee

MTIC HOLDINGS PTE. LTD.	Equity Investee

FORTUNE VENTURE CAPITAL CORP.	Equity Investee

HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee

UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee

HOLTEK SEMICONDUCTOR INC. (No longer an equity investee since September 2007)	Equity Investee

ITE TECH. INC. (No longer an equity investee since August 2007)	Equity Investee

AMIC TECHNOLOGY CORP.	Equity Investee

PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee

XGI TECHNOLOGY INC.	Equity Investee

TLC CAPITAL CO., LTD.	Equity Investee

HIGHLINK TECHNOLOGY CORP. (merged into EPISTAR CORP. since March 2007)	Equity Investee

NEXPOWER TECHNOLOGY CORP.	Equity Investee

SILICON INTEGRATED SYSTEMS CORP.	The Company’s director

UNITRUTH INVESTMENT CORP.	Subsidiary’s equity investee

UWAVE TECHNOLOGY CORP.	Subsidiary’s equity investee

UCA TECHNOLOGY INC.	Subsidiary’s equity investee

AFA TECHNOLOGY, INC.	Subsidiary’s equity investee

STAR SEMICONDUCTOR CORP. (No longer a subsidiary’s equity investee since March 2007)	Subsidiary’s equity investee

USBEST TECHNOLOGY INC. (No longer a subsidiary’s equity investee since February 2007)	Subsidiary’s equity investee

SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee

U-MEDIA COMMUNICATIONS, INC. (No longer an subsidiary’s equity investee since May 2007)	Subsidiary’s equity investee

CRYSTAL MEDIA INC.	Subsidiary’s equity investee

MOBILE DEVICES INC.	Subsidiary’s equity investee

CHIP ADVANCED TECHNOLOGY INC.	Same chairman with the Company’s subsidiary

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the nine-month periods ended September 30,
	2007		2006
	Amount	Percentage	Amount	Percentage
UMC-USA	$37,657,495	48	$40,816,686	52
Others	10,541,608	13	12,027,538	16

Total	$48,199,103	61	$52,844,224	68

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Accounts receivable, net

	As of September 30,
	2007		2006
	Amount	Percentage	Amount	Percentage
UMC-USA	$6,737,830	38	$8,114,244	52
UME BV	1,844,457	11	1,305,186	8
Others	1,078,608	6	670,514	4

Total	9,660,895	55	10,089,944	64

Less: Allowance for sales returns and discounts	(353,407)		(845,490)
Less: Allowance for doubtful accounts	(1,726)		(121,417)

Net	$9,305,762		$9,123,037

c.	Notes provided for endorsements and guarantees

The Company did not provide any notes as endorsement or guarantee for related parties during the nine-month period ended September 30, 2007.

As of September 30, 2006 the amount of notes provided as endorsement and guarantee by the Company for its subsidiary, UMCJ, amounted to NT$1,909 million.

6.	ASSETS PLEDGED AS COLLATERAL

As of September 30, 2007

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$620,996	Customs	Customs duty guarantee

As of September 30, 2006

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$520,846	Customs	Customs duty guarantee

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$19.7 billion. Royalties and development fees for future years are NT$5.3 billion as of September 30, 2007.

(2)	The Company signed several construction contracts for the expansion of its factory space. As of September 30, 2007, these construction contracts have amounted to approximately NT$3.9 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1.4 billion.

(3)	The Company entered into several operating lease contracts for land. These renewable operating leases are set to expire in various years through to 2032. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2007 (4th quarter)	$53,505
2008	212,888
2009	212,540
2010	212,917
2011	213,309
2012 and thereafter	2,004,436

Total	$2,909,595

(4)	The Company entered into several wafer-processing contracts with its principal customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(5)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. As of September 30, 2007, the commitment of these construction contracts has amounted to approximately NT$1 billion, and the unpaid portion of the contracts, which was not accrued, was approximately NT$0.6 billion.

(6)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by the Company and no written agreement was made and executed. Upon the Company’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

Immediately after the Company had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law the Company shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of the Company. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for the Company’s assistance. The holding company of Hejian has put all such shares in escrow. The Company was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, the Company may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow the Company to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, the Company’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Execution Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. As of September 30, 2007, the result of such reconsideration and administrative action has not been finalized. The case is being processed in Taipei High Administrative Court.

For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; the Company would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007.

On February 15, 2006, the Company was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by the Company. The Company had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA has had an appeal against the Company on August 10, 2007.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payables, which arise directly from its operations.

The Company also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate the interest rate risk and foreign currency exchange risk arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company utilizes interest rate swap agreements to avoid its cash flow interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The Company buys or sells the same amount of foreign currency with hedged through forward hedging items for contracts. In principal, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments

a.	Fair value of financial instruments

	As of September 30,
	2007		2006
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$76,787,162	$76,787,162	$83,003,846	$83,003,846
Financial assets at fair value through profit or loss, current	5,770,280	5,770,280	8,688,759	8,688,759
Held-to-maturity financial assets, current	—	—	978,240	978,240
Notes and accounts receivable	17,867,872	17,867,872	15,029,116	15,029,116
Available-for-sale financial assets, noncurrent	50,781,477	50,781,477	34,015,176	34,015,176
Financial assets measured at cost, noncurrent	2,321,538	—	2,265,728	—
Long-term investments accounted for under the equity method	40,849,073	36,604,165	37,719,756	43,151,556
Prepayment for long-term investments	81,244	—	—	—
Deposits-out	641,943	641,943	542,121	542,121

	As of September 30,
	2007		2006
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Payables	$69,953,044	$69,953,044	$21,414,910	$21,414,910
Capacity deposits (current portion)	131,875	131,875	912,309	912,309
Bonds payable (current portion included)	30,418,680	30,804,530	40,959,246	41,439,620

Derivative
Interest rate swaps	379,306	379,306	610,545	610,545
Derivatives embedded in exchangeable bonds	—	—	576,550	576,550

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book value of short-term financial instruments approximates to the fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is based on the quoted market price.

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to estimate since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.

vii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
	2007.09.30	2006.09.30	2007.09.30	2006.09.30
Non-derivative Financial Instruments
Financial assets
Financial assets at fair value through profit or loss, current	$5,770,280	$8,688,759	$—	$—
Available-for-sale financial assets, noncurrent	50,781,477	34,015,176	—	—
Long-term investments accounted for under the equity method	1,390,794	16,788,277	35,213,371	26,363,279

Financial liabilities
Bonds payable (current portion included)	30,804,530	41,439,620	—	—

Derivative Financial Instruments
Financial liabilities
Interest rate swaps	$—	$—	$379,306	$610,545
Derivatives embedded in exchangeable bonds	—	—	—	576,550

d.	The Company recognized gains of NT$386 million and NT$105 million arising from the changes in fair value of financial liabilities at fair value through profit or loss for the nine-month periods ended September 30, 2007 and 2006, respectively.

e.	The Company’s financial liability with cash flow interest rate risk exposure as of September 30, 2007 and 2006 amounted to NT$379 million and NT$611 million, respectively.

f.	During the nine-month periods ended September 30, 2007 and 2006, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$975 million and NT$1,092 million, while interest expenses for the nine-month periods ended September 30, 2007 and 2006 each amounted to NT$195 million and NT$535 million, respectively.

(4)	The Company and its subsidiary, UMC JAPAN, held credit-linked deposits and repackage bonds for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of September 30, 2007

The Company did not hold any credit-linked deposits or repackage bonds as of September 30, 2007.

As of September 30, 2006

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC JAPAN, may receive nil or less than full amount of these investments. The Company and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(5)	The Company and its subsidiary, UMC JAPAN, entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of September 30, 2007 and 2006, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC JAPAN, are summarized as follows:

As of September 30, 2007

The Company and its subsidiary, UMC JAPAN, did not hold any forward contracts as of September 30, 2007.

As of September 30, 2006

The Company did not hold any forward contracts as of September 30, 2006.

UMC JAPAN

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 3 million	August 28, 2006 to October 31, 2006

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.

The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The Company

As of September 30, 2007 and 2006, the interest rate swap agreements were classified as current liabilities amounting NT$379 million and NT$611 million, respectively.

UMC JAPAN

As of September 30, 2006, the balance of current liabilities arising from forward contracts was JPY5 million and related exchange loss of JPY7 million and exchange gain of JPY22 million were recorded under non-operating revenue for the nine-month periods ended September 30, 2007 and 2006, respectively.

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the nine-month period ended September 30, 2007: Please refer to Attachment 1.

b.	Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2007: Please refer to Attachment 2.

c.	Securities held as of September 30, 2007: Please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007: Please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007: Please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007: Please refer to Attachment 6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007: Please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of September 30, 2007: Please refer to Attachment 8.

i.	Names, locations and related information of investees as of September 30, 2007: Please refer to Attachment 9.

j.	Financial instruments and derivative transactions: Please refer to Note 10.

(2)	Investment in Mainland China

None.

ATTACHMENT 1 (Financing provided to others for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Collateral
No.	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount

None

ATTACHMENT 2 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount

None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	TATUNG CORP.	-	Financial assets at fair value through profit or loss, current	402	$56,200	—	$56,200	None
Convertible bonds	CHANG WAH ELECTRONMATERIALS INC.	-	Financial assets at fair value through profit or loss, current	500	55,000	—	55,000	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, current	471,400	4,714,000	7.16	4,714,000	None
Stock	L&K ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, current	1,767	82,799	0.98	82,799	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	118,975	0.94	118,975	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	16,270	262,758	4.59	262,758	None
Stock	FIRICH ENTERPRISES CO., LTD.	-	Financial assets at fair value through profit or loss, current	53	25,464	0.05	25,464	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	-	Financial assets at fair value through profit or loss, current	23,538	310,704	0.21	310,704	None
Stock	YANG MING MARINE TRANSPORT CORP.	-	Financial assets at fair value through profit or loss, current	3,514	92,069	0.14	92,069	None
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	-	Financial assets at fair value through profit or loss, current	722	52,311	0.02	52,311	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	1,078,653	100.00	1,078,653	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	309,875	100.00	302,260	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	124,000	3,909,319	100.00	3,909,319	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	280	3,513	100.00	3,513	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	96	100.00	96	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	628,800	9,231,569	100.00	9,231,569	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	10,758,238	99.99	11,263,093	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	84,093	202,925	85.24	202,925	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	6,044,752	50.09	1,390,794	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	$127,379	49.99	$141,455	None
Stock	MTIC HOLDINGS PTE LTD.	Investee company	Long-term investments accounted for under the equity method	4,000	79,330	49.94	79,330	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	—	2,601,300	45.00	2,601,300	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	1,177,242	42.00	1,177,242	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	4,921,899	36.49	4,790,244	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	29,330	307,050	35.46	310,973	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	5,868	45,814	16.44	45,814	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	16,060	50,119	11.55	75,585	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	22,279	2,874,038	19.74	2,874,038	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	206,414	12,549,963	19.53	12,549,963	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	42,326	2,683,484	19.46	2,683,484	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	18,460	158,203	16.60	158,203	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	56,714	6,380,369	16.58	6,380,369	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	228,956	3,686,190	16.26	3,686,190	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	61,274	9,007,259	11.32	9,007,259	None
Stock	C-COM CORP.	-	Available-for-sale financial assets, noncurrent	2,312	27,168	4.40	27,168	None
Stock	SPRINGSOFT, INC.	-	Available-for-sale financial assets, noncurrent	8,572	413,180	4.16	413,180	None
Stock	CHIPBOND TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	12,584	517,188	4.05	517,188	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	19,333	3,141,553	3.53	3,141,553	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	38,505	$812,460	3.17	$812,460	None
Stock	BILLIONTON SYSTEMS INC.	-	Available-for-sale financial assets, noncurrent	2,048	25,188	2.63	25,188	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	929	101,286	0.97	101,286	None
Stock	MEDIATEK INC.	-	Available-for-sale financial assets, noncurrent	9,631	5,740,090	0.93	5,740,090	None
Stock	MEGA FINANCIAL HOLDING COMPANY	-	Available-for-sale financial assets, noncurrent	95,577	1,973,661	0.86	1,973,661	None
Stock	AU OPTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	3,723	215,176	0.05	215,176	None
Stock	HON HAI PRECISION INDUSTRY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,268	313,234	0.02	313,234	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	5,000	161,787	—	161,787	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	—	17.63	Note	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets measured at cost, noncurrent	13,185	146,250	7.66	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	-	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	13,864	210,110	4.62	Note	None
Stock	TECO NANOTECH CO. LTD.	-	Financial assets measured at cost, noncurrent	9,001	—	3.73	Note	None
Stock	SINO SWEARINGEN AIRCRAFT CORPORATION	-	Financial assets measured at cost, noncurrent	1,124	—	1.50	Note	None
Stock	TAIWAN AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	234	—	0.17	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	-	Financial assets measured at cost, noncurrent	—	197,183	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	-	Financial assets measured at cost, noncurrent	—	161,154	—	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Financial assets measured at cost, noncurrent	30,000	300,000	—	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE LTD.	-	Financial assets measured at cost, noncurrent	4,000	85,080	—	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	—	—	N/A	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	781	$82,565	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Prepayment for long-term investments	769	81,244	—	N/A	None

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	80,000	$1,104,320	100.00	$1,104,320	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,186	—	44.29	—	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	11,285	—	42.38	—	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	26,787	39.20	26,787	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	3,155	14,718	37.25	14,718	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	91,566	30.00	40,554	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	37,192	24.29	37,192	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	18,898	23.06	17,333	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	5,789	58,473	20.24	51,037	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	6,713	67,459	19.20	55,438	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	39,845	18.10	30,613	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	6,943	37,349	17.90	34,593	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	22,405	103,988	16.33	103,988	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	4,208	$28,066	11.81	$32,845	None
Stock	DAVICOM SEMICONDUCTOR, INC.	-	Available-for-sale financial assets, noncurrent	12,217	1,044,555	16.29	1,044,555	None
Stock	PIXART IMAGING INC.	-	Available-for-sale financial assets, noncurrent	14,491	3,992,378	12.44	3,992,378	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,691	184,325	1.77	184,325	None
Stock	AIMTRON TECHNOLOGY, INC.	-	Available-for-sale financial assets, noncurrent	349	19,438	0.79	19,438	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	4,354	707,579	0.79	707,579	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	595	42,029	0.57	42,029	None
Stock	C SUN MFG LTD.	-	Available-for-sale financial assets, noncurrent	551	12,666	0.41	12,666	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	15,386	356,906	0.12	356,906	None
Stock	CLIENTRON CORP. (formerly BCOM ELECTRONICS INC.)	-	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	STAR SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	3,838	35,174	18.51	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	7,650	76,500	16.63	Note	None
Stock	HITOP COMMUNICATIONS CORP.	-	Financial assets measured at cost, noncurrent	4,340	60,849	16.07	Note	None
Stock	USBEST TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	3,417	41,374	15.82	Note	None
Stock	U-MEDIA COMMUNICATIONS, INC.	-	Financial assets measured at cost, noncurrent	5,000	15,679	15.44	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	3,140	22,886	12.81	Note	None
Stock	CION TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,268	21,600	11.08	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	3,864	11,458	11.04	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	4,530	50,553	10.79	Note	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	4,234	$41,216	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,060	10,421	10.60	Note	None
Stock	EXOJET TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,300	23,000	10.57	Note	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	1,296	36,180	10.55	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	11,777	113,017	10.22	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	LIGHTUNING TECH. INC.	-	Financial assets measured at cost, noncurrent	2,660	16,663	9.93	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,050	55,350	9.49	Note	None
Stock	COTECH, INC.	-	Financial assets measured at cost, noncurrent	750	30,289	9.38	Note	None
Stock	ALLEN PRECISION INDUSTRIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,000	38,400	9.32	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	8,529	85,291	9.09	Note	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	3,600	43,200	9.00	Note	None
Stock	ANDES TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	5,000	62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	4,198	37,156	7.83	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	1,700	17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	7,000	6.28	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	-	Financial assets measured at cost, noncurrent	6,009	70,179	5.67	Note	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	1,490	$13,444	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	1,750	32,000	4.86	Note	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,670	30,060	4.84	Note	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	1,391	22,177	4.80	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	-	Financial assets measured at cost, noncurrent	1,249	15,086	4.72	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	-	Financial assets measured at cost, noncurrent	4,245	26,742	4.60	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,183	14,165	4.11	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	11,213	132,634	3.74	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	4,569	45,685	3.81	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	1,500	15,000	2.36	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	5,400	225,000	3.32	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	1,480	22,200	3.16	Note	None
Stock	MEMOCOM CORP.	-	Financial assets measured at cost, noncurrent	1,225	8,195	3.06	Note	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	540	2,457	2.69	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	750	4,950	2.50	Note	None
Stock	TAIMIDE TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,500	16,095	1.70	Note	None
Stock	RALINK TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,389	14,828	1.41	Note	None
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,290	24,419	1.02	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	1,162	9,739	0.66	Note	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	-	Financial assets measured at cost, noncurrent	—	$9,342	1.09	N/A	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	—	39,051	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	-	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None

TLC CAPITAL CO., LTD.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	FGIT GLOBAL REALTY & INFRASTRUCTURE FUND	-	Financial assets at fair value through profit or loss, current	500	$4,900	—	$4,900	None
Convertible bonds	CAREER TECHNOLOGY (MFG.) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	70	7,385	—	7,385	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.28	282,653	45.16	282,653	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,084	84,630	18.06	13,576	None
Stock	RECHI PRECISION CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,768	311,525	5.70	311,525	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,632	504,908	4.85	504,908	None
Stock	SERCOMM CORP.	-	Available-for-sale financial assets, noncurrent	6,423	261,396	4.13	261,396	None
Stock	HORIZON SECURITIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,858	280,685	3.92	280,685	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	5,500	1,080,750	2.96	1,080,750	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	MITAC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	6,000	$250,200	1.80	$250,200	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,843	130,122	1.75	130,122	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	9,439	1,533,775	1.72	1,533,775	None
Stock	CORETRONIC CORP.	-	Available-for-sale financial assets, noncurrent	6,127	314,330	0.88	314,330	None
Stock	INPAQ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	529	35,781	0.71	35,781	None
Stock	TATUNG CO.	-	Available-for-sale financial assets, noncurrent	26,152	449,814	0.59	449,814	None
Stock	HUNG SHENG CONSTRUCTION LTD.	-	Available-for-sale financial assets, noncurrent	3,300	69,795	0.59	69,795	None
Stock	TRIDENT MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	250	129,186	0.43	129,186	None
Stock	CYNTEC CO., LTD.	-	Available-for-sale financial assets, noncurrent	763	44,788	0.42	44,788	None
Stock	TAIWAN FERTILIZER CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,600	127,840	0.16	127,840	None
Stock	YULON MOTOR CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,015	37,957	0.07	37,957	None
Stock	CHINA METAL PRODUCTS CO., LTD.	-	Available-for-sale financial assets, noncurrent	168	7,768	0.07	7,768	None
Stock	ADVANCED SEMICONDUCTOR ENGINEERING, INC.	-	Available-for-sale financial assets, noncurrent	3,444	124,837	0.06	124,837	None
Stock	YEH-CHIANG TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	60	2,900	0.03	2,900	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	-	Available-for-sale financial assets, noncurrent	3,741	49,378	0.03	49,378	None
Stock	FAR EASTERN INTERNATIONAL BANK	-	Available-for-sale financial assets, noncurrent	500	7,300	0.03	7,300	None
Stock	SHIN KONG FINANCIAL HOLDING CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,286	39,942	0.03	39,942	None
Stock	CHINATRUST FINANCIAL HOLDING CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,600	38,560	0.02	38,560	None
Stock	CATHAY FINANCIAL HOLDING CO., LTD.	-	Available-for-sale financial assets, noncurrent	750	59,250	0.01	59,250	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	TA CHONG BANK LTD.	-	Available-for-sale financial assets, noncurrent	100	$1,205	—	$1,205	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	11,502	479,250	7.08	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	10,000	100,000	5.67	Note	None
Stock	DARFON ELECTRONICS CORP.	-	Financial assets measured at cost, noncurrent	2,400	248,439	0.97	Note	None
Stock	RALINK TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	74	7,980	0.07	Note	None
Fund	CTC CAPITAL PARTNERS I, L.P.	-	Prepayment for long-term investments	—	148,050	—	N/A	None

UNITRUTH INVESTMENT CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	$30,522	10.00	$13,518	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	13,136	8.58	13,136	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	2,150	21,719	7.52	18,956	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,570	11,793	6.55	4,924	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,585	—	5.95	—	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,225	10,787	4.90	8,288	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,700	$8,470	4.38	$8,470	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	—	4.35	—	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	1,179	9,203	3.31	9,203	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	1,000	8,259	2.86	8,259	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	929	101,287	0.97	101,287	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	695	49,033	0.66	49,033	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	930	7,920	9.30	Note	None
Stock	COTECH, INC.	-	Financial assets measured at cost, noncurrent	738	29,804	9.23	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	3,410	39,593	8.12	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	6,374	63,739	6.80	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,010	25,850	5.74	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,386	3,059	5.65	Note	None
Stock	LIGHTUNING TECH. INC.	-	Financial assets measured at cost, noncurrent	1,504	18,542	5.61	Note	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	5,806	62,427	5.04	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	1,391	14,755	4.80	Note	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	588	16,415	4.79	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,518	31,218	4.70	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	-	Financial assets measured at cost, noncurrent	1,138	13,747	4.30	Note	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EXOJET TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	850	$8,500	3.91	Note	None
Stock	U-MEDIA COMMUNICATIONS, INC.	-	Financial assets measured at cost, noncurrent	1,250	3,920	3.86	Note	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,495	17,941	3.74	Note	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	540	2,457	2.69	Note	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	750	13,714	2.08	Note	None
Stock	MEMOCOM CORP.	-	Financial assets measured at cost, noncurrent	695	4,650	1.74	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	300	8,100	1.39	Note	None
Stock	RALINK TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,365	14,570	1.38	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	-	Financial assets measured at cost, noncurrent	1,222	7,698	1.33	Note	None
Stock	STAR SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	260	2,193	1.25	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	1,728	72,000	1.06	Note	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	350	2,310	1.01	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	500	5,000	0.79	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	604	5,064	0.34	Note	None
Stock-Preferred stock	ALLEN PRECISION INDUSTRIES CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	20,000	—	N/A	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICRODISPLAY OPTRONICS CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UMO(HK) LIMITED	Investee company	Long-term investments accounted for under the equity method	783	$3,300	100.00	$3,300	None

UMC CAPITAL CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD 353	100.00	USD 353	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD 1,813	100.00	USD 1,813	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	508	USD 826	43.29	USD 293	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD 7,010	35.45	USD 7,010	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Long-term investments accounted for under the equity method	—	USD 1,075	19.13	USD 1,075	None
Stock	SPREADTRUM COMMUNICATIONS, INC.	-	Available-for-sale financial assets, noncurrent	550	USD 7,803	0.44	USD 7,803	None
Stock	PATENTOP, LTD.	-	Financial assets measured at cost, noncurrent	720	—	18.00	Note	None
Stock	CIPHERMAX, INC. (formerly MAXXAN SYSTEMS, INC.)	-	Financial assets measured at cost, noncurrent	95	USD 1,281	—	Note	None
Stock-Preferred stock	AICENT, INC.	-	Financial assets measured at cost, noncurrent	2,000	USD 1,000	—	N/A	None
Stock	SILICON 7, INC.	-	Financial assets measured at cost, noncurrent	1,866	USD 2,000	—	Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,571	USD 1,000	—	N/A	None
Stock-Preferred stock	INTELLON CORP.	-	Financial assets measured at cost, noncurrent	5,481	USD 4,653	—	N/A	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	11,233	USD 4,928	—	N/A	None
Stock	MAGNACHIP SEMICONDUCTOR LLC	-	Financial assets measured at cost, noncurrent	31	USD 1,094	—	Note	None
Stock-Preferred stock	MAXLINEAR, INC.	-	Financial assets measured at cost, noncurrent	2,070	USD 4,052	—	N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	-	Financial assets measured at cost, noncurrent	5,750	USD 6,500	—	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	153	USD 1,596	—	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,471	USD 1,500	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	-	Financial assets measured at cost, noncurrent	10	USD 1,186	—	N/A	None
Convertible bonds	DIBCOM, INC.	-	Financial assets measured at cost, noncurrent	3	USD 506	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770	USD 4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	-	Financial assets measured at cost, noncurrent	1,500	USD 3,375	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	550	USD 242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD 4,000	—	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	-	Financial assets measured at cost, noncurrent	4,850	USD 4,850	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	-	Financial assets measured at cost, noncurrent	477	USD 3,000	—	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,800	USD 555	—	N/A	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	-	Financial assets measured at cost, noncurrent	4,373	USD 4,500	—	N/A	None
Stock-Preferred stock	QSECURE, INC.	-	Financial assets measured at cost, noncurrent	12,422	USD 3,000	—	N/A	None
Stock-Preferred stock	VISAGE MOBILE INC.	-	Financial assets measured at cost, noncurrent	5,099	USD 2,000	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	—	USD 712	—	N/A	None

ATTACHMENT 3 (Securities held as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				September 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	-	Financial assets measured at cost, noncurrent	9	USD 9,000	—	N/A	None
Stock-Preferred stock	PARADE TECHNOLOGIES, LTD.	-	Financial assets measured at cost, noncurrent	3,125	USD 1,459	—	N/A	None
Stock	KOTURA, INC.	-	Financial assets measured at cost, noncurrent	0.59	—	—	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750	—	—	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2007.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Convertible bonds	EDOM TECHNOLOGY CO., LTD.	Financial assets at fair value through profit or loss, current	EDOM TECHNOLOGY CO., LTD.	—	60	$193,910	—	$—	60	$197,760	$201,990	$(4,230)	—	$—
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	5,395	276,202	—	—	4,687	285,236	185,407	99,829	722 (Note4)	52,311
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 5	—	37,221	1,155,725	—	—	37,221	1,313,916 (Note5)	794,117	519,799	—	—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 5	—	—	—	18,969 (Note6)	2,106,684 (Note6)	—	—	—	—	19,333 (Note6)	3,141,553
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	14,979	5,048,091	—	—	6,044	3,220,995	60,065	3,157,049 (Note7)	9,631 (Note7)	5,740,090
Stock	AU OPTRONICS CORP.	Available-for-sale financial assets, noncurrent	Open market	—	78,266	3,545,441	—	—	74,616	3,671,116	895,055	2,782,317 (Note8)	3,723 (Note8)	215,176
Stock	HOLTEK SEMICONDUCTOR INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	51,939	878,747 (Note9)	10,100	719,718	171,722	547,996	42,326 (Note9)	2,683,484
Stock	ITE TECH. INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	24,229	341,268 (Note10)	1,950	259,631	30,575	229,056	22,279	2,874,038
Fund	VIETNAM INFRASTRUCTURE LTD.	Available-for-sale financial assets, noncurrent	VIETNAM INFRASTRUCTURE LTD.	—	—	—	5,000	166,468 (Note11)	—	—	—	—	5,000	161,787

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	NEXPOWER TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	-	—	$—	29,680	$296,800	350	$3,675	$3,515	$160	29,330	$307,050 (Note12)
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Note 5	-	28,500	225,624	—	—	28,500	593,318 (Note5)	175,810	417,625 (Note13)	—	—
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	-	64,313	167,217	19,780	197,798	—	—	—	—	84,093	202,925 (Note14)
Stock-Preferred stock	AETAS TECHNOLOGY INC.	Prepayment for long-term investments	AETAS TECHNOLOGY INC.	-	—	—	1,550	163,809	781 (Note15)	—	82,565 (Note15)	—	769	81,244

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost .
Note 3:	Gain/Loss from disposal includes realized exchange gain/loss to which the ROC SFAS No. 34, "Financial Instruments: Recognition and Measurement'', is applied.

As for the gain/loss from disposal of financial assets at fair value through profit/loss transfers to gain/loss on the valuation of financial assets.

Note 4:	The ending balance includes stock dividend of 14 thousand shares.
Note 5:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 6:	The addition includes shares exchanged of 12,085 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$1,313,916 thousand) , 5,182 thousand shares of HIGHLINK TECHNOLOGY CORP. (NT$593,318 thousand) and 1,702 thousand shares acquired in open market(amounted to NT$199,450 thousand). The ending balance includes stock dividend of 364 thousand shares.
Note 7:	The gain on disposal includes additional paid-in capital adjustments of NT$(3,881) thousand. The ending balance includes stock dividend of 696 thousand shares.
Note 8:	The gain on disposal includes additional paid-in capital adjustments of NT$6,113 thousand and cumulative translation adjustments of NT$143 thousand. The ending balance includes stock dividend of 73 thousand shares.
Note 9:	As the Company did not have significant influence after decreasing its percentage of ownership in HOLTEK in 2007, the investee was classified as available-for-sale financial asset. The ending balance includes stock dividend of 487 thousand shares.
Note 10:	As the Company did not have significant influence after decreasing its percentage of ownership in ITE TECH in 2007, the investee was classified as available-for-sale financial asset.
Note 11:	Prepayment for long term investment converted to Available-for-sale financial assets, noncurrent.
Note 12:	The ending balance includes long-term investment loss of NT$(5,482) thousand, long-term investment additional paid-in capital adjustment of NT$19,247 thousand .
Note 13:	The gain on disposal includes additional paid-in capital adjustments of NT$117 thousand.
Note 14:	The ending balance includes long-term investment loss of NT$(139,553) thousand, long-term investment additional paid-in capital adjustment of NT$(22,555) thousand and cumulative translation adjustments of NT$18 thousand.
Note 15:	Prepayment for long term investment converted to financial assets measured at cost.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 2	-	13,128	$407,627	—	$—	13,128	$463,421	$300,613	$162,808	—	$—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 2	-	—	—	4,272 (Note3)	464,566 (Note3)	—	—	—	—	4,354 (Note4)	707,579
Stock	JMICRON TECHNOLOGY CORP.	Financial assets measured at cost, noncurrent	Natural person	-	2,660	47,880	—	—	990	297,000	17,820	279,180	1,670	30,060

Note 1:	The amounts of beginning and ending balances of available-for-sale financial assets are recorded at the prevailing market prices.
Note 2:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 3:	The addition included shares exchanged of 4,262 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$463,421 thousand) and 10 thousand shares of HIGHLINK TECHNOLOGY CORP. (NT$1,145 thousand).
Note 4:	The ending balance includes stock dividend of 82 thousand shares.

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal					Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount		Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Convertible bonds	EPISTAR CORP.	Financial assets at fair value through profit or loss, noncurrent	Note 2/ EPISTAR CORP.	-	—	$—	2,500	$317,500	2,500	$332,792	(Note3)	$317,500	$15,292	—	$—
Convertible bonds	EPITECH TECHNOLOGY CORP.	Financial assets at fair value through profit or loss, noncurrent	Note 2	-	2,500	293,250	—	—	2,500	317,500		250,000	67,500	—	—

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Note 2	-	17,460	$134,999	—	$—	17,460	$363,476	$134,999	$231,019 (Note4)	—	$—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 2/ EPISTAR CORP.	-	—	—	9,261 (Note5)	1,063,847 (Note5)	—	—	—	—	9,439 (Note6)	1,533,775
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 2	-	10,413	323,324	—	—	10,413	367,579	298,327	69,252	—	—
Stock	TOPOINT TECHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	5,430	395,317	841	67,929 (Note7)	2,080	154,922	113,063	41,859	4,632 (Note8)	504,908
Stock	ADVANCED SEMICONDUCTOR ENGINEERING, INC.	Available-for-sale financial assets, noncurrent	Open market	-	—	—	3,700	141,090	700	28,853	26,693	2,160	3,444 (Note9)	124,837
Stock	AVERMEDIA TECHNOLOGIES, INC.	Available-for-sale financial assets, noncurrent	Open market	-	4,085	163,196	—	—	4,085	165,586	146,474	19,112	—	—
Stock	MITAC TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	-	—	—	6,000	168,866	—	—	—	—	6,000	250,200
Stock	GIANT MANUFACTURING CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	—	—	1,920	114,421	1,920	135,454	114,421	21,033	—	—
Stock	TATUNG CORP.	Available-for-sale financial assets, noncurrent	Open market	-	38,152	557,019	—	—	12,000	175,971	147,694	28,277	26,152	449,814
Stock	TRIDENT MICROSYSTEMS, INC.	Available-for-sale financial assets, noncurrent	Open market	-	—	—	250	164,588	—	—	—	—	250	$129,186

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	WINTEK CORP.	Available-for-sale financial assets, noncurrent	Open market	-	—	$—	3,957	$122,472	3,957	$164,722	$121,471 (Note10)	$43,251	—	$—
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	Available-for-sale financial assets, noncurrent	Open market	-	23,596	353,936	—	—	19,855	276,938	242,724	34,214	3,741	49,378
Stock	ORIENT SEMICONDUCTOR ELECTRONICS, LTD.	Available-for-sale financial assets, noncurrent	Open market	-	4,764	40,018	4,500	51,766	9,264	136,126	89,152	46,974	—	—
Stock	FORMOSA EPITAXY INC.	Available-for-sale financial assets, noncurrent	Open market	-	—	—	2,509	76,606	2,509	124,553	76,606	47,947	—	—
Stock	OPTO TECH CORP.	Available-for-sale financial assets, noncurrent	Open market	-	—	—	3,000	78,818	3,000	104,496	78,818	25,678	—	—
Stock	DARFON ELECTRONICS CORP.	Financial assets measured at cost, noncurrent	Open market (Emerging Stock market)	-	—	—	2,400	248,439	—	—	—	—	2,400	248,439
Fund	CTC CAPITAL PARTNERS I, L.P.	Prepayment for long-term investments	CTC CAPITAL PARTNERS I, L.P.	-	—	—	—	148,050	—	—	—	—	—	148,050

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 3:	Exercise of conversion rights of EPISTAR CORP's convertible bonds to obtain 2,706 thousand shares of EPISTAR stock.
Note 4:	The gain on disposal includes long-term additional paid-in capital adjustments of NT$2,542 thousand due to proportionate changes in shareholding.
Note 5:	The addition included shares exchanged of 3,381 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$367,579 thousand) , 3,174 thousand shares of HIGHLINK TECHNOLOGY CORP. (NT$363,476 thousand) and conversion of 2,706 thousand shares of EPISTAR CORP. (amounted to NT$ 332,792 thousand)
Note 6:	The ending balance includes stock dividend of 178 thousand shares.
Note 7:	Exercise of conversion rights of the company's convertible bond classified as "Financial asset at fair value through profit or loss" on the balance sheet.
Note 8:	The ending balance includes stock dividend of 441 thousand shares.
Note 9:	The ending balance includes stock dividend of 444 thousand shares.
Note 10:	The disposal cost includes cash dividend of NT$1,001 thousand.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	JMICRON TECHNOLOGY CORP.	Financial assets measured at cost, noncurrent	Natural person	-	1,340	$8,844	—	$—	990	$297,000	$6,534	$290,466	350	$2,310

UMC CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	Financial assets measured at cost, noncurrent	DEXON DYNAMIC INVESTMENT FUND VIII	-	—	$—	9	USD 9,000	—	$—	$—	$—	9	USD 9,000

ATTACHMENT 5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
R&D Center in Tainan Science Park	2007.6.22	$725,000	100% fullfilled	Yih Shin Construction Co, Ltd.	Third Party	N/A	N/A	N/A	N/A	Cost	2007.6.22 /In use

ATTACHMENT 6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$37,657,495	48	Net 60 Days	N/A	N/A	$6,737,830	38
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	6,423,124	8	Net 60 Days	N/A	N/A	1,844,457	11
UMC JAPAN	Investee company	Sales	2,072,092	3	Net 60 Days	N/A	N/A	510,462	3
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	1,078,573	1	Month-end 45 Days	N/A	N/A	514,008	3

UNITED MICROELECTRONICS (EUROPE) B.V.

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note

UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 195,072	100	Net 60 Days	N/A	N/A	USD 56,718	100

ATTACHMENT 7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 1,143,787	100	Net 60 Days	N/A	N/A	USD 207,197	100

UMC JAPAN

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY 7,404,518	65	Net 60 Days	N/A	N/A	JPY 1,809,394	38
AMIC TECHNOLOGY CORP.	Investee of UMC	Sales	JPY 1,116,385	5	Month-end 45 Days	N/A	N/A	JPY 420,467	6

ATTACHMENT 8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Related party	Relationship	Ending balance							Turnover rate (times)	Overdue receivables			Amount received in subsequent period		Allowance for doubtful accounts
		Notes receivable	Accounts receivable		Other receivables		Total			Amount		Collection status
UMC GROUP (USA)	Investee company	$—		$6,737,830		$206		$6,738,036	8.47		$—	—		$3,823,103		$491

UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—		1,844,457		—		1,844,457	6.64		54,561	Credit Collecting		205,170		—

SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—		514,008		1,318		515,326	4.69		20,252	Credit Collecting		1,270		—

UMC JAPAN	Investee company	—		510,462		100		510,562	6.06		2,788	Credit Collecting		62,814		1,235

UMC JAPAN

Related party	Relationship	Ending balance							Turnover rate (times)	Overdue receivables			Amount received in subsequent period		Allowance for doubtful accounts
		Notes receivable	Accounts receivable		Other receivables		Total			Amount		Collection status
AMIC TECHNOLOGY CORP.	Investee of UMC	$—	JPY	420,467	JPY	23	JPY	420,490	5.51	JPY	121,573	Credit Collecting	JPY	288,708	JPY	168,196

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of September 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,078,653	$77,180	$77,180
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	309,875	29,650	29,650
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	124,000	100.00	3,909,319	15,266	15,266
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,000	USD	1,000	280	100.00	3,513	(5,038)	(5,038)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	96	(296)	(296)
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		6,000,000	628,800	100.00	9,231,569	761,927	761,627
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	10,758,238	961,707	948,497
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,205,876		1,008,078	84,093	85.24	202,925	(166,464)	(139,553)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,994,400	496	50.09	6,044,752	(196,424)	(98,386)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		150,000		150,000	30,000	49.99	127,379	12,910	—	Note 2
MTIC HOLDINGS PTE LTD.	Singapore	Investment holding	SGD	4,000	SGD	4,000	4,000	49.94	79,330	(7,574)	(3,782)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	1,177,242	350,948	147,398
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		336,241	33,624	36.49	4,921,899	1,797,441	645,380
NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries		293,298		—	29,330	35.46	307,050	(14,459)	(5,482)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production		248,795		248,795	5,868	16.44	45,814	(48,375)	(7,979)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		134,571		135,000	16,060	11.55	50,119	(87,354)	(10,351)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	—	45.00	2,601,300	615,539	257,446	Note 3

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	From the third quarter of 2006, the Company no longer recognized the investment income of PACIFIC VENTURE CAPITAL CO., LTD. because of the liquidation began in July 3,2006.
Note 3:	No shares since it belongs to partnership fund organization.

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment (Note 1)				Investment as of September 30, 2007			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding		$800,000		$800,000	80,000	100.00	$1,104,320	$324,458	$324,458
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design		85,471		85,471	10,186	44.29	—	(59,486)	(34,076)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip		99,311		99,311	11,285	42.38	—	(44,193)	(44,955)
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	3,920	39.20	26,787	(18,242)	(8,938)
AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	1,213	USD	912	3,155	37.25	14,718	(6,699)	172
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module		90,000		90,000	6,000	30.00	91,566	12,453	3,473
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones		50,629		50,629	4,493	24.29	37,192	(2,031)	(477)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor		93,478		93,478	9,045	23.06	18,898	(85,796)	(19,796)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		74,235		39,900	5,789	20.24	58,473	(55,727)	(11,707)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design		104,001		64,544	6,713	19.20	67,459	(71,551)	(14,224)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture		54,300		54,300	4,525	18.10	39,845	(42,615)	(7,713)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip		90,112		56,102	6,943	17.90	37,349	(80,534)	(15,162)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		234,953		291,621	22,405	16.33	103,988	(87,354)	(15,258)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip		270,483		270,483	4,208	11.81	28,066	(48,375)	(4,193)

TLC CAPITAL CO., LTD.

			Initial Investment				Investment as of September 30, 2007			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
YUNG LI INVESTMENTS, INC.	Taipei, Taiwan	Investment holding		$280,000		$200,000	0.28	45.16	$282,653	$497	$81
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor		106,266		106,266	7,084	18.06	84,630	(85,796)	(15,505)

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

			Initial Investment		Investment as of September 30, 2007			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$30,000	$30,000	2,000	10.00	$30,522	$12,453	$1,158
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	16,493	16,493	1,587	8.58	13,136	(2,031)	(169)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	27,573	14,820	2,150	7.52	21,719	(55,727)	(4,348)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	24,057	24,057	2,570	6.55	11,793	(85,796)	(5,624)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	11,910	11,910	1,585	5.95	—	(44,193)	(4,837)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	14,700	14,700	1,225	4.90	10,787	(42,615)	(2,088)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	20,463	11,463	1,700	4.38	8,470	(80,534)	(3,385)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	—	(59,486)	(2,235)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	26,400	26,400	1,179	3.31	9,203	(48,375)	(1,605)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	5,600	5,600	1,000	2.86	8,259	(71,551)	(2,089)

UNITED MICRODISPLAY OPTRONICS CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of September 30, 2007			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
UMO(HK) LIMITED	Hongkong	Investment holding	$3,300	$—	783	100.00	$3,300	$—	$—

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment (Note 1)				Investment as of September 30, 2007
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, U.S.A.	Investment holding	USD	200	USD	200	200	100.00	USD	353	USD	27	USD	27
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	1,813	USD	263	USD	263
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	1,000	USD	1,000	508	43.29	USD	826	USD	(316)	USD	(138)
UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	7,010	USD	2,744	USD	973
TRANSLINK CAPITAL PARTNERS I L.P.	California, USA	Investment holding	USD	1,160	USD	—	—	19.13	USD	1,075	USD	(332)	USD	(61)	Note 2

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	No shares since it belongs to partnership fund organization.